Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
To the Board of Directors
Memorial Production Partners GP LLC:
We consent to the use of our report dated June 22, 2011, with respect to the balance sheet of Memorial Production Partners LP as of April 27, 2011 and our report dated June 22, 2011, with respect to the combined balance sheets of Memorial Production Partners LP Predecessor (as described in Note 1 to those financial statements) as of December 31, 2010 and 2009, and the related combined statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Dallas, TX
August 11, 2011